Exhibit 99.1

Announcement from Postmedia Network

April 9, 2013 (TORONTO) – Postmedia Network Canada Corp. (“Postmedia” or the “Company”) today announced that Board Chairman, Ronald W. Osborne, passed away suddenly, in Florida.

“All of us at Postmedia are saddened by the loss of our trusted advisor and great leader, Ron Osborne,” said Paul Godfrey, President and CEO. “Ron and I have been not only colleagues in business but friends for three decades. He was, without a doubt, the best corporate director in Canada. He was insightful, visionary and thoughtful and he understood good corporate governance better than anyone I have ever known.”

About Postmedia Network Canada Corp.

Postmedia Network Canada Corp. (TSX:PNC.A, PNC.B) is the holding company that owns Postmedia Network Inc., the largest publisher by circulation of paid English-language daily newspapers in Canada, representing some of the country’s oldest and best known media brands. Reaching millions of Canadians every week, Postmedia engages readers and offers advertisers and marketers integrated solutions to effectively reach target audiences through a variety of print, online, digital, and mobile platforms.

For more information:

Media Contact

Phyllise Gelfand

Vice President, Communications

(416) 442-2936

pgelfand@postmedia.com